CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Canopy Growth and Molecular Science Corp. Announce Collaboration to Advance Cannabis Testing Across Canada

Standardized testing supports informed decisions for patients and producers

June 7, 2018

Smiths Falls, ON - Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) ("Canopy Growth" or the "Company") is pleased to announce that it has entered into a collaboration agreement with Canadian laboratory services company Molecular Science Corp. (“MSC”) to advance cannabis testing, support product knowledge, and enhance safety awareness, all part of the responsible development of the Canadian cannabis industry.

Canopy Growth and MSC will work together to pioneer new and standardized testing methods to analyse potency, terpene profiling, pesticides, heavy metals, and mycotoxins as required by Health Canada regulatory standards. Both Canopy Growth and MSC are focused on improving the information available so that patients can make informed decisions around the cannabis they consume, and producers can make informed decisions about their practices.

“Trust is key to success in the cannabis industry and this collaboration to advance scientific research and testing is key to earning and keeping the trust of our patients and future customers,” said Mark Zekulin, President, Canopy Growth. “We’re working to make testing practices faster and more consistent while driving enhanced accountability as well as visibility into the cannabis supply.”

Under the terms of the agreement, MSC will provide testing equipment including a fully developed mobile testing lab and two skilled analytical scientists to focus on this research. Canopy Growth will provide access to its Health Canada certified lab, its national infrastructure, industry knowledge, and a diverse supply of medical cannabis to support testing.

“We are delighted that Canopy Growth has selected MSC to contribute to its internal quality testing programs and is committed to working with us to develop methods for analytical data collection using mass spectrometry,” said Brigitte Simons, VP Laboratories, Molecular Science Corp. “We’re pleased to assist Canopy with the molecular characterization of plant strains ensuring certified ingredients and absence of pesticides and mycotoxin contaminants.”

The MSC mobile lab is an industry first and operates as an in-field extension of Canopy Growth’s lab facilities. The lab supports seamless and efficient alignment of results between sites and will focus on the collection of valuable information regarding in-process cannabis cultivation. Due to its capability for pesticide surveys at any location, the mobile lab allows for early identification of contamination risks to cultivation, potentially reducing time to market for remote sites or Craft Grow partners who have traditionally relied on sending samples to a central lab for testing.

To learn more about Canopy Growth’s rigorous quality controls and testing, and the Company’s pledge to only grow and sell the highest quality cannabis products, please visit our website.

Here's to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@tweed.com

Director of Marketing

Tahir Kassam

tkassam@mscience.ca

416-800-0479 ex 205

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Molecular Science Group

MSC is a Canadian laboratory services company that will deliver analytical testing & data-driven business intelligence to the growing cannabis economy. We are dedicated to providing enterprise & craft-level Licensed Producers and Licensed Oil Processors the tools and services they require to succeed through quality compliance.

Our brand new physical laboratory in Toronto will perform a series of analytical tests including potency, terpene profiling, pesticides, heavy metals and mycotoxins testing, as mandated by Heath Canada’s regulatory standards.

MSC is also bringing to market the industry’s first mobile lab, custom built to provide an onsite pesticide testing solution to customers and to enable an interactive educational platform for product safety awareness, assisting producers in making informed decisions about their cultivation practices. As an extension of our lab facility in Toronto, the mobile lab will employ a variety of scientific instrumentation with a focus on liquid chromatography mass spectrometry, and will utilize a Laboratory Information Management System (LIMS) to ensure seamless and efficient alignment of analytical results between our mobile lab, physical lab and our clients. For more information visit mscience.ca

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to “pioneer new and standardized testing methods to analyse potency, terpene profiling, pesticides, heavy metals and mycotoxins as required by Health Canada regulatory standards”, “improving the information available”, and “early identification of contamination risks to cultivation, potentially reducing time to market for remote sites or Craft Grow partners”. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the success of research, availability of the mobile test site, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.